GRUPO TMM COMPANY CONTACT:

Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(Jacinto.marina@tmm.com.mx)

Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
brad.skinner@tmm.com.mx

Luis Calvillo, Executive Vice President
and Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

AT DRESNER CORPORATE SERVICES:

Kristine Walczak (Investors, analysts and media)
312-726-3600
(kwalczak@dresnerco.com)

FOR IMMEDIATE RELEASE

Tuesday, September 10, 2002

GRUPO TMM CHANGES TICKER SYMBOL

Final Step in Reorganization Plan

Mexico City, September 10 2002 - Grupo TMM (NYSE: TMM and TMM/L), the largest Latin American multi-modal transportation and logistics company, and owner of the controlling interest in Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (Grupo TFM), announced today that "TMM" will replace the current "TMM/L" stock symbol on the New York Stock Exchange effective Friday, September 13, 2002.

Pursuant to shareholder approval of a reclassification of the company's shares at a special meeting held on August 28, 2002, each of the company's Series "L" shares will be exchanged for Series "A" shares on a one-for-one basis effective Friday, September 13, 2002. The company's "A" shares currently trade under the ticker "TMM".

"We reclassified our two stock series into one for operational simplicity and ease of communication within the investment community," explained Javier Segovia, the company's president. "Our new organizational structure is a publicly traded corporation with all operations conducted through individually branded and focused subsidiary corporations. We believe that this reorganization has streamlined Grupo TMM's corporate structure and aligned the interests of all shareholders more closely."

Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com.mx and TFM's web site at www.gtfm.com.mx. Both sites offer Spanish/English language options.

Included in this press release are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in TFM, S.A. de C.V. and other new businesses; risks associated with the Company's reorganization and asset sale programs; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses, and, if necessary, the ability of the Company to refinance its indebtedness on favorable terms. These risk factors and additional information are included in the Company's reports on Form 6-K and 20-F on file with the Securities and Exchange Commission.